Canwest's Australian Operations Report First Quarter Fiscal 2009 Results

WINNIPEG, December 17, 2008 – Canwest Global Communications Corp. (“Canwest”) announced today that Ten Network Holdings Limited (“Ten Holdings”), which owns and operates the TEN Television Network (“TEN Television”) in Australia and EYE Corp.’s (“EYE”) multi-national out-of-home advertising business, reported its first quarter results for fiscal 2009 and declared its first dividend for the 2009 fiscal year. Canwest owns approximately 57% of Ten Holdings.

Ten Holdings reported first quarter fiscal 2009 consolidated revenues and EBITDA of A$292.3 million and A$91.6 million, respectively. This compared to consolidated revenues of A$327.0 and consolidated EBITDA of A$122.5 million reported in the corresponding period in fiscal 2008.

Specifically, revenue from TEN Television was A$244.8 million, which was 12.1% lower than the same time last year.  On a normalised basis (excluding the AFL Grand Final and the Rugby World Cup which occurred in the corresponding period in fiscal 2008), TEN Television’s revenue for the first quarter of fiscal 2009 was down approximately 5%. Revenue from EYE at A$47.5 million was broadly in line with the prior year of A$48.6 million.

Speaking at the Company's annual general meeting today, Ten Holdings' executive chairman Nick Falloon said: "As we flagged at our full year results in October, the revenue market continues to be challenging and visibility remains short across the sector. Ten Holdings is not immune from this tough economic operating environment. To ensure that Ten Holdings retains the flexibility required in this market, and to ensure we are well placed to benefit from an eventual upturn in the cycle, a comprehensive cost review has been conducted across the group in recent months, and the results of this review have been implemented.”

“The immediate positive impact of this cost review to the television business is substantial. Notwithstanding the launch and ongoing commitment to our new multi-channel ONE in early 2009, as well as deployment of funds to new international and domestic program initiatives, TEN Television is expected to deliver zero cost growth for the full year (excluding selling costs). EYE is also realizing significant savings in operating costs,” added Mr. Falloon.

TEN Television ended the intensely competitive and disrupted 2008 ratings year, which included the Beijing Olympics and the US writers' strike, in a sound position. “We delivered a highly competitive position in the key 18-49 demographic, and we are committed to building further on that offering.  For the eighth year running, TEN Television was the leader in 16-39s. TEN Television’s 2009 programming schedule is our strongest in recent years.  It comprises an extensive international and domestic line-up of new and returning shows to provide depth and consistency of programming right across the year,” commented Mr. Falloon.

For EYE, the out-of-home advertising market continues to be impacted by the prevailing economic factors, particularly in the international markets of the United Kingdom and US. The EYE team is reviewing all segments of the operations.

"As a further measure of prudence in a continuing uncertain economic environment, which provides limited visibility, the Board of Ten Holdings has declared a reduced first dividend of A$0.02 cents per share to be paid to shareholders on January 13, 2009.   This payment represents approximately 40% of earnings since July 1, 2008.  We will continue to assess the ongoing level of dividend payout, taking into account the prevailing market conditions. In addition, Ten Holdings has cancelled its share buy-back program that was announced in July 2008. The total number of shares purchased under the buy-back program was 2.3 million," Mr. Falloon said.

Leonard Asper, Canwest’s President and CEO said, “Ten Holdings is a valuable asset in which Canwest has confidence and which continues to make a positive contribution to the Company. Ten Holdings continues to have strong profit margins, a strong presence in the high growth out-of-home sector, and a television business that is expanding its platforms via new channels and digital media, and has transformed itself to be completely digital at the back end.”

“We have a sound business plan that will see us both weather a soft market and be well positioned to grow when the market strengthens,” Mr. Asper added.

Ten Holdings’ financial results are recorded in accordance with Australian Equivalents to International
Financial Reporting Standards and will be subject to foreign currency translation and adjustment to Canadian GAAP upon consolidation with Canwest's other operations.

Forward Looking Statements:

This news release contains certain comments or forward-looking statements about the objectives, strategies, financial conditions, results of operations and businesses of Canwest.  Statements that are not historical facts are forward-looking and are subject to important risks, uncertainties and assumptions.  These statements are based on our current expectations about our business and the markets in which we operate, and upon various estimates and assumptions.  The results or events predicted in these forward-looking statements may differ materially from actual results or events if known or unknown risks, trends or uncertainties affect our business, or if our estimates or assumptions turn out to be inaccurate.  As a result, there is no assurance that the circumstances described in any forward-looking statement will materialize.  Significant and reasonably foreseeable factors that could cause our results to differ materially from our current expectations are discussed in the section entitled "Risk Factors" contained in our Annual Information Form for the year ended August 31, 2008 dated November 24, 2008 filed by Canwest Global Communications Corp. with the Canadian securities commissions (available on SEDAR at  www.sedar.com ). We disclaim any intention or obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

About Canwest Global Communications Corp.

Canwest Global Communications Corp. (www.canwest.com), (TSX: CGS and CGS.A,) is an international media company, is Canada’s largest media company. In addition to owning the Global Television Network, Canwest is Canada’s largest publisher of English language daily newspapers and owns, operates and/or holds substantial interests in conventional television, out-of-home advertising, specialty cable channels, web sites and radio stations and networks in Canada, New Zealand, Australia, Turkey, Indonesia, Singapore, the United Kingdom and the United States.

For further information:

Media Contact:
John Douglas, Vice President, Public Affairs
Tel: (204) 953-7737
jdouglas@canwest.com

Investor Contact:
Hugh Harley, Director, Investor Relations
Tel: (204) 953-7731
hharley@canwest.com